PRGX GLOBAL, INC.

600 Galleria Parkway, Suite 100

Atlanta, Georgia 30339

January 8, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, North East

Washington, D.C. 20549

Attention:	Jay Ingram, Legal Branch Chief

Re:	PRGX Global, Inc. Registration Statement on Form S-3 Filed November 17, 2015 File No.: 333-208075

Dear Mr. Ingram:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, PRGX Global, Inc. (the “Company”) hereby requests acceleration of the effective date of the Registration Statement on Form S-3, File No. 333-208075 (the “Registration Statement”), to January 12, 2016, at 2:00 p.m., Eastern time, or as soon as practicable thereafter. Please notify our attorney, David W. Ghegan, Esq., by phone at (404) 885-3139 of the date and time that the Registration Statement has been declared effective.

In connection with the foregoing request for acceleration of the effective date of the Registration Statement, the Company hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

PRGX Global, Inc.

By:	/s/ Victor A. Allums
Victor A. Allums Senior Vice President, Secretary and General Counsel